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                              January 5, 2024

       Hany Rashwan
       Chief Executive Officer
       Ark 21Shares Bitcoin ETF
       c/o 21Shares US LLC
       37 West 20th Street, Suite 1101
       New York, NY 10011

                                                        Re: Ark 21Shares
Bitcoin ETF
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed December 28,
2023
                                                            File No. 333-257474

       Dear Hany Rashwan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       General

   1. We refer you to your responses to comments 2, 36, and 40 in your November 20, 2023 response letter. Please
update your responses to these comments in your next amendment or tell us when you
intend to do so.
       Cover Page

   2. We note the disclosure on the cover page regarding the Seed Capital Investor and their status as a statutory
underwriter with respect to the Seed Creation Baskets. Please revise to instead identify the
purchaser of the initial Basket and identify that party as a statutory underwriter.
 Hany Rashwan
FirstName  LastNameHany
Ark 21Shares  Bitcoin ETF Rashwan
Comapany
January    NameArk 21Shares Bitcoin ETF
        5, 2024
January
Page 2 5, 2024 Page 2
FirstName LastName
Risk Factors, page 15

3. We note the revisions you made in response to prior comment 3 and we reissue the comment in part. Please revise your risk factors to compare the impact of the use of cash, as opposed to in-kind, creations and redemptions on the efficiency of the arbitrage mechanism.
The inability to recognize the economic benefit of a "fork" or an "airdrop" could adversely impact an investment in the Trust, page 29

4. We note the revisions you made in response to prior comment 5 and we reissue the comment in part. Please revise the rest of this risk factor, as well as your disclosure on pages 83 and 105, for consistency with your disclosure that the only crypto asset to be held by the Trust will be bitcoin. In particular, please clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules.
Net Asset Value Determinations
Calculation of Principal Market NAV and Principal Market NAV per Share, page 73

5. Refer to your responses to comment 6 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.
Prime Broker, page 85

6. We note the revisions you made in response to prior comment 8 and we reissue the comment in part. Please revise to disclose whether the Sponsor generally intends to fund the Trading Balance at the Prime Broker with sufficient cash or bitcoin or whether it regularly expects to utilize the Post-Trade Financing Agreement in connection with creation and redemption transactions or to pay expenses.
Cash Creation, page 95

7. You state that to the extent the execution price of the bitcoin acquired by the Bitcoin
         Counterparty exceeds the cash deposit amount, such cash difference will be the responsibility of the Authorized Participant and not the Trust or Sponsor. For both creation and redemption transactions, please revise to clarify whether or not the interest
 Hany Rashwan
Ark 21Shares Bitcoin ETF
January 5, 2024
Page 3
      payable on Trade Credits utilized under the Post-Trade Financing Agreement are included in the execution price and therefore the responsibility of the Authorized Participants. If they are the responsibility of the Trust, please revise your risk factor disclosure accordingly to explain the impact such interest payments will have on the net assets of the
      Trust over time.
Cash Redemptions, page 97

8. In the second paragraph on page 98, you state that the Authorized Participant will be required to "prefund a cash amount" determined by the Sponsor and you also refer to the receipt of "the required cash" indicated in the redemption order. Please explain why you refer to cash rather than Shares when discussing redemption orders.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Justin Dobbie at 202-551-3469 with any other questions.



                                                           Sincerely,
FirstName LastNameHany Rashwan
                                                           Division of
Corporation Finance
Comapany NameArk 21Shares Bitcoin ETF
                                                           Office of Crypto
Assets
January 5, 2024 Page 3
cc:       Allison Fumai
FirstName LastName